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                  INDIANA MICHIGAN POWER COMPANY
                  RIVER TRANSPORTATION DIVISION
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 24039
          BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1999



                             CONTENTS

                                                            Page

Summary of Billings                                           1

Derivation of Billing Rates                                   2

Rate of Return on Investment                                  3


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                      INDIANA MICHIGAN POWER COMPANY
                       RIVER TRANSPORTATION DIVISION
                            SUMMARY OF BILLINGS
              BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1999
                                               January 1999                February 1999                   March 1999
                                        Tons       Fee      Amount  Tons        Fee      Amount  Tons        Fee      Amount
                                                (per ton)    (000)           (per ton)    (000)           (per ton)    (000)

BARGING SERVICE BILLINGS TO AFFILIATES
  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . .  237,100   $3.14      $746   264,920    $3.15      $834   275,619    $3.19     $  881

    Amos Plant . . . . . . . . . . . .   81,958   $1.35       111    94,680    $1.46       138   125,992    $1.40        176

      Total. . . . . . . . . . . . . .  319,058              $857   359,600               $972   401,611              $1,057

  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . .  343,239   $1.58      $543   326,108    $1.63      $531   231,100    $1.70       $393

    Kanawha River Plant. . . . . . . .   63,638   $0.85        54    77,645    $0.85        66    99,630    $0.88         88

      Total. . . . . . . . . . . . . .  406,877              $597   403,753               $597   330,730                $481

  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . .  210,614   $1.28      $270   197,090    $1.36      $268   187,042    $1.37       $256

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . .  878,116   $1.97    $1,726   897,576    $2.00    $1,792   947,747    $1.94     $1,837

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . . .   75,018   $1.02      $ 76   129,105    $1.75      $226   129,123    $1.22       $158

    Gavin Plant. . . . . . . . . . . .   38,600   $1.34        52   168,818    $1.32       223   106,658    $1.36        145

    Mitchell Plant . . . . . . . . . .    2,687   $2.83         8      -         -          -     48,760    $2.41        117

    Muskingum River Plant. . . . . . .   25,222   $3.35        84    26,016    $3.44        89      -         -           -

      Total. . . . . . . . . . . . . .  141,527              $220   323,939               $538   284,541                $420

BARGING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES:
  Buckeye Power Company:
    Cardinal Plant (Unit 2 & 3). . . .   59,009   $2.61      $154   175,802    $2.72      $479   172,098    $2.70       $466

  Other Coal . . . . . . . . . . . . .  239,744   $1.82      $436   316,608    $1.69      $536   252,205    $1.61       $406

  Other. . . . . . . . . . . . . . . .   82,180              $148   142,782               $260   273,843                $455

Note: The above amounts include demurrage charges.
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
                      INDIANA MICHIGAN POWER COMPANY
                       RIVER TRANSPORTATION DIVISION
DERIVATION OF BILLING RATES FOR THE PERIOD JANUARY 1, 1999 THROUGH DECEMBER 31, 1999
BASED ON PROJECTED COSTS FOR THE PERIOD JANUARY 1, 1999 THROUGH DECEMBER 31, 1999
                                     Projected     Non-Assigned    Upper Ohio                      Lower Ohio    Upper Ohio
                                        Cost           Cost         & Kanawha     Green & Ohio     Tanners Crk   (Contract)
DIRECT EXPENSES:
  Rent . . . . . . . . . . . . . .   $13,667,189    $1,959,917     $ 5,106,909     $ 2,424,226     $2,505,836    $ 1,670,301
  Wages. . . . . . . . . . . . . .    12,564,182       149,724       5,979,556       3,597,691      1,583,357      1,253,854
  Fuel . . . . . . . . . . . . . .     5,075,022        10,594       1,487,744       2,125,215        892,262        559,207
  Fuel Taxes . . . . . . . . . . .     2,350,590         3,239         669,656         970,123        447,299        260,273
  Supplies . . . . . . . . . . . .     3,755,734       103,456       1,190,992       1,215,660        735,737        509,889
  Tow Services . . . . . . . . . .     4,879,552          -               -          4,841,634           -            37,918
  Other Taxes. . . . . . . . . . .        96,000          -              4,000          62,000         26,000          4,000

    Total Equipment Expenses . . .    42,388,269     2,226,930      14,438,857      15,236,549      6,190,491      4,295,442

Ton Mile Ratio . . . . . . . . . .                                    0.399501        0.399398       0.089456       0.111644

Adjusted Nonassigned Allocations .                  $2,226,930         964,565       1,075,905         186,460          -

Allocated Overhead Expenses. . . .     8,670,065                     3,755,325       4,188,799         725,941          -

Return on Investment . . . . . . .       812,571                       351,955         392,580          68,036          -

Contract Revenue . . . . . . . . .      (210,400)                      (91,132)       (101,651)        (17,617)         -

Re-allocation of Cost or (Revenue)
  to Affiliated Rates. . . . . . .          -                         (288,256)       (321,529)        (55,723)      665,508

Non-Affiliated Contracts . . . . .   (13,714,450)                   (2,164,200)     (2,167,313)     (4,421,987)   (4,960,950)

Less Contract Tow Barge &
  O/H Costs. . . . . . . . . . . .    (2,319,067)                     (632,768)     (1,686,299)           -              -

    Total Projected Cost
      (Revenue Requirement). . . .  $ 35,626,988                   $16,334,346     $16,617,041     $ 2,675,601    $      -

Adjusted Ton Miles . . . . . . . . 6,719,474,200                 2,684,438,800   2,683,746,500     601,099,000    750,189,500

Cost Per Adjusted Ton Mile * . . .                                    $0.00608        $0.00619        $0.00445


* Incorporated in the January 1999 billings.
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                  INDIANA MICHIGAN POWER COMPANY
                  RIVER TRANSPORTATION DIVISION
                   RATE OF RETURN ON INVESTMENT


                                                                  AFTER-TAX
                  @12/31/98       PERCENT       EFFECTIVE         WEIGHTED
COMPONENT           (000)         OF TOTAL         COST        RATE OF RETURN

Long-term Debt  $  965,595 a        46.65%        7.39% c           3.45%

Preferred Stock     77,718           3.75%        6.30% c           0.24%

Common Stock     1,026,676 b        49.60%       12.00% d           5.95%

Total           $2,069,989         100.00%                          9.64%


a) Long-term debt is net of unamortized debt expense and the unamortized loss on reacquired debt and excludes the liability for spent nuclear fuel disposal costs.

b) Common Equity includes the premium on preferred stock and excludes undistributed subsidiary earnings.

c)   Embedded cost at 12/31/98.

d)   The rate ordered by the IURC in I&M's 1993 retail rate proceeding.

* Rate will be applied for billing purposes to the twelve months period commencing April 1, 1999.